UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 30, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F　　　　　　Form 40-F　　_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

PRODUCTION UPDATE AND TRADING STATEMENT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2013

Westonaria, 30 January 2014: Sibanye Gold (JSE: SGL & NYSE: SBGL) advises that the Group will report approximately 12 000kg (386koz) of gold production for the December 2013 quarter, which is 2% higher than guidance given on 31 October 2013

Average All-in costs for the quarter are expected to be approximately R334 000/kg (US$1 050/oz), approximately 6% lower than guidance in Rand terms and 9% lower in US Dollar terms.

Gold production for the year ended 31 December 2013 will be approximately 44 500kg (1.43Moz), with average All-in cost of approximately R355 000/kg (US$1 150/oz). This is significantly better than guidance provided in May 2013 of 40 000kg (1.29Moz) for the year, and average All-in cost higher than R380 000/kg.

Sibanye Gold is currently finalising its Operating and Financial Results for the six months and year ended 31 December 2013, which will be released on SENS at 08:00 (CAT) on Thursday, 20 February 2013 and on the Company website www.sibanyegold.co.za.

Earnings per share ("EPS") and headline earnings per share ("HEPS") for the six months ending 31 December 2013 are expected to be between 187 cents per share and 197 cents per share, based on an estimated 734.4 million weighted average ordinary shares in issue during the six months ended 31 December 2013. EPS for the year ended 31 December 2013 is expected to be between 255 cents per share and 265 cents per share, and HEPS between 350 cents per share and 360 cents per share, based on 650.6 million weighted average ordinary shares in issue during the year ended 31 December 2013.

The increase in EPS and HEPS for the six months ended 31 December 2013 relative to the trading statement released on 23 October 2013, is attributable to the higher production and lower costs achieved, a marginally higher realised Rand gold price and an adjustment to the deferred tax rate.

The financial information on which the trading statement has been based has not been reviewed or reported on by the Company's auditors.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 30, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer